# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Funko, Inc., CIK 0001704711
CUSIP: 361008105
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2802 WETMORE AVE, EVERETT, Washington (WA), 98201
Date of event which requires filing of this statement: 02/19/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,450,251; shared voting power 0; sole dispositive power 5,450,251; shared dispositive power 0; aggregate amount beneficially owned 5,450,251 (9.96% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Funko, Inc.
Address of issuer's principal executive offices: 2802 WETMORE AVE, EVERETT, Washington (WA), 98201

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Fund 1 Investments, LLC ("Fund 1 Investments" or the "Reporting Person"), with respect to the shares of Class A Common Stock, $0.0001 par value per share (the "Shares"), of the Issuer beneficially owned by it. Securities reported herein are held for the benefit of private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC. Each of Fund 1 Investments, LLC, Pleasant Lake Partners LLC and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
Residence or business address: The principal business address of the Reporting Person is 100 Carr 115, Unit 1900, Rincon, Puerto Rico 00677.
Present principal occupation or employment: The principal business of the Reporting Person is serving as managing member of PLP.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,450,251 Shares beneficially owned by the Reporting Person is approximately $45,601,321, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person intends to engage in discussions with the Issuer's board of directors (the "Board") and management team regarding operational and strategic opportunities for the Issuer to enhance stockholder value. The Reporting Person believes that the best path to maximizing value for the Issuer and its shareholders is the immediate commencement of a robust and comprehensive strategic alternatives process, actively marketed to both strategic and financial acquirors. The Reporting Person stands ready to participate in any such process and believes it is uniquely positioned to do so, having demonstrated a successful track record in executing take-private transactions -- including L'Occitane (completed October 2024) and Tile Shop Holdings (completed December 2025) -- and having participated as a credible, committed counterparty in numerous other sale processes in recent years. The Reporting Person intends to communicate these views directly to the Board and urges the Board to act promptly in the best interests of all shareholders.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based on 54,742,995 Shares outstanding as of November 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

As of the date hereof, the Reporting Person beneficially owned 5,450,251 Shares, constituting approximately 9.96% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 5,450,251 Shares held by the Funds.
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The Funds have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide the Reporting Person with economic exposure to an aggregate of 1,225,392 notional Shares, representing approximately 2.24% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

The Reporting Person holds cash-settled call options referencing an aggregate of 799,122 Shares, which have an exercise price of $5.00 per Share and expire on February 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on February 23, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on February 24, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on February 25, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on February 26, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on February 27, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 2, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 3, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 4, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 5, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 6, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 9, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 10, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 11, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 12, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 149,122 Shares, which have an exercise price of $5.00 per Share and expire on March 13, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 16, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 17, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 18, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 19, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 500,000 Shares, which have an exercise price of $4.00 per Share and expire on March 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 23, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 24, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 25, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 26, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 27, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 30, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on March 31, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 1, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 2, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 6, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 7, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 8, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 9, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 10, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 13, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 14, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 15, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 16, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 17, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 20, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 21, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 23, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 24, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 27, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 28, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 29, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on April 30, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 1, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 4, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 5, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 6, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 7, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 8, 2026.

The Reporting Person holds cash-settled call options referencing an aggregate of 74,561 Shares, which have an exercise price of $5.00 per Share and expire on May 11, 2026.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (02/19/2026)